SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 7, 2003

                               ------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure: A press release dated April 7, 2003 containing a statement by Rhodia following the Board meeting convened on Friday, April 4, 2003.


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                                [RHODIA LOGO OMITTED]



                     EMBARGO Monday April 7, 2003 - 7:00 am


                                                                   PRESS RELEASE


                     STATEMENT BY RHODIA FOLLOWING THE BOARD
                    MEETING CONVENED ON FRIDAY APRIL 4, 2003


Paris, April 7, 2003 - The Board of Directors of Rhodia met on Friday April 4, 2003, at 3:00 p.m.

1. The Board of Directors reviewed the drafts resolution to be presented to the Annual Shareholders' Meeting of Rhodia to be convened on April 29, 2003.

o The Board of Directors decided not to accept the draft resolution submitted for consideration at the Annual Shareholders' Meeting by Mr. Hughes de Lasteyrie du Saillant in his capacity as legal representative of Valauret SA, calling for the early termination of Jean-Pierre Tirouflet's membership of the Board of Directors of Rhodia. The Board advises Rhodia's shareholders' to reject this draft resolution by voting against it at the Annual Shareholders' Meeting. The Board also sought to assure the stability of Rhodia, particularly during the current difficult economic conditions, confirming its confidence in the management team and its CEO, Jean-Pierre Tirouflet, for implementing the current strategy supported by the Board and in avoiding the break up of the Group.

o The Board of Directors decided not to approve the draft resolution ratifying the appointment of Mr. Edouard Stern as a director.

o The Board of Directors decided to submit to the Annual Shareholders' Meeting the appointment of PricewaterhouseCoopers as Statutory Auditor of Rhodia for the next six years.

2. The Board of Directors received an updated report on the Group's activities. As anticipated by Rhodia when it published its annual results on February 5, 2003, this report highlighted the difficulties encountered during the first quarter of this year as a result of the combined impact of the high price of petrochemical raw materials, a weakening in demand, and a decline in the value of the US dollar.

    Compared with the results for the first quarter of 2002, restated to allow for changes in the reporting entity and to reflect current foreign currency exchange rates, Rhodia now anticipates 4.3% growth in sales for the first quarter of 2003 (restated Q1 2002 sales figure: (euro)1,368 million) and a decline in EBITDA of approximately 20% (restated Q1 2002 EBITDA: (euro)139 million). Current forecasts for the second quarter of this year anticipate an improvement in the business environment, compared with the first quarter of 2003, despite persistently high raw material prices.

    For the year as a whole, the Group maintains its target of reducing the Net Debt/EBITDA ratio to less than 2.5.

    Rhodia will publish its results for the first quarter of 2003 on Tuesday April 29, 2003 before trading starts on the Paris Stock Market.




This press release contains elements that are not historical facts, including, without limitation, certain statements on future expectations and other forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated.




Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.



Contacts

Press Relations
Jean-Christophe Huertas             33-1 55 38 42 51
Lucia Dumas                         33-1 55 38 45 48

Investor Relations
Marie-Christine Aulagnon            33-1 55 38 43 01
Fabrizio Olivares                   33-1 55 38 41 26


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rhodia


Date:  April 7, 2003                        By:  /s/ Pierre Prot
                                                -----------------------
                                                Name:  Pierre Prot
                                                Title: Chief Financial Officer